Seaport World Trade Center West 155 Seaport Boulevard Boston, MA 02210-2600 617 832 1000 main 617 832 7000 fax

April 9, 2012	Paul Bork 617 832 1113 direct pbork@foleyhoag.com

Via Edgar

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Novelos Therapeutics, Inc. Registration Statement on Form S-1

Ladies and Gentlemen:

This letter constitutes supplemental correspondence on behalf of Novelos Therapeutics, Inc., a Delaware corporation (the “Company”), related to and filed together with the Company’s Registration Statement on Form S-1 (the “Registration Statement”). The Registration Statement covers the direct offering by the Company of units consisting of shares of the Company’s common stock, par value $0.00001 per share (the “Common Stock”) and warrants to purchase shares of Common Stock having an aggregate purchase price of up to $10 million, as well as the issuance of shares of Common Stock upon exercise of said warrants.

The disclosure in the Registration Statement is based largely on the Company’s Registration Statement on Form S-1 that was declared effective on November 30, 2011. However, the disclosure has been updated to include the Company’s financial information for the 2011 fiscal year, and the plan of distribution has been modified to reflect that the contemplated offering will be a registered direct, rather than underwritten, offering.

Should a member of the Staff have any questions concerning this filing, it is requested that he or she contact the undersigned, Paul Bork, at (617) 832-1113, or in my absence, Matthew Eckert at (617) 832-3057.

ATTORNEYS AT LAW	BOSTON | WASHINGTON | EMERGING ENTERPRISE CENTER | FOLEYHOAG.COM

Securities and Exchange Commission

April 9, 2012

Very truly yours,

/s/ Paul Bork
Paul Bork

PB:mse

Enclosures

cc:	Mr. Harry Palmin
Mr. Matthew Eckert